CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
May 24, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-14901

Dear Ms. Jenkins:

This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated April 20, 2012. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data

Note 1 - Significant Accounting Policies

Impairment of Long-Lived Assets, page 119

1.
We note from your response to our prior comment 5 that you determined the shallow oil and gas segment is the lowest level for which identifiable cash flows are largely independent of the cash flows of the other assets and liabilities. Please discuss whether each field has an independent set of identifiable cash flows regardless of whether these results are reviewed by the chief operating decision maker. Tell us why identifiable cash flows of a certain field are not largely independent of the cash flows of another field, especially a field that uses a different gathering system.

Company Response:

Rule 4-10 of Regulation S-X defines a field as an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. CONSOL Energy's shallow oil and gas segment consists of producing properties located within a contiguous area generally extending from Southern West Virginia to Central Pennsylvania. These properties produce from multiple reservoirs located within similar geological conditions at depths between 3,000 and 5,000 feet throughout the region. Based on these characteristics CONSOL Energy's shallow oil and gas segment constitutes one field; therefore, the identifiable cash flows of the segment were used to test for impairment.

2.
We note from your response to our prior comment 6 that you tested the carrying value of the assets of the Shallow Oil and Gas segment for impairment as of December 31, 2011. We also note from your response to comment 7 that you do not allocate all gas and coal properties to individual or aggregated segments until planned production is identified. Please tell us the carrying amount of assets within this segment that were tested for impairment as well as the carrying amount of any other assets within this segment that were not tested.

Company Response:

As of December 31, 2011, the carrying value of shallow oil and gas segment assets that were tested for impairment was $1,311 million. There were no Shallow Oil and Gas Segment assets that were excluded from the impairment testing as of December 31, 2011.

________________________

Based on the responses provided, I believe the Company has satisfied the staff's request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer